GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

RECEIVED
2004 AUG 30 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
(Reg No. 196300316Z)

Our Ref: GCSS-EL/1639/04/LTR

26 August 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

04036570

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 20 August 2004 (*Notice of Changes in Director's Warrantholding*);
- 25 August 2004 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest*); and
- 25 August 2004 (*Notice of Substantial Shareholder's Deemed Interest – 2 sets*)

Yours faithfully,

PROCESSED
AUG 30 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

dlw 8/30

EL/kw

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Notice Of Changes In Director's Warrantholding

PART I [Please complete this Part]

1. Date of notice to issuer: 20/08/2004

2. Name of Director: Kwek Leng Peck

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 19/08/2004

2. Name of Registered Holder: ABN-AMRO Nominees Pte Ltd for account of Kwek Leng Peck

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of warrants held before the change: As a percentage of issued share capital:	100,000
No. of warrants which are the subject of this notice: As a percentage of issued share capital:	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$3.76
No. of warrants held after the change: As a percentage of issued share capital:	0

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or

a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of warrants held before the change: As a percentage of issued share capital:	100,000	
No. of warrants held after the change: As a percentage of issued share capital:	0	

Note:

The Director's total warrantholdings was inadvertently indicated as 99,900 warrants in his last notification issued on 17 May 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 20/08/2004 to the SGX

MASNET No. 30 OF 25.08.2004
Announcement No. 30

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 24/08/2004

2. Name of Substantial Shareholder: Hong Leong Investment Holdings Pte. Ltd. ("HLIH")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of interest: 23/08/2004

2. The change in the percentage level: From 15.013% to 16.074%

3. Circumstance(s) giving rise to the interest or change in interest: Others
Please specify details: Exercise of warrants

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions arising from the allotment of ordinary shares of S0.50 each ("Shares") in City Developments Limited (the "Company") following the exercise of warrants by HLIH as set out below:

Date of exercise	No. of warrants exercised
09/07/2004	3,000,000
29/07/2004	3,000,000
23/08/2004	3,000,000

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	127,426,669	275,458,713
As a percentage of issued share capital:	15.013	32.454
No. of shares held after the change:	136,426,669	275,458,713
As a percentage of issued share capital:	16.074	32.454

Note :
% of issued share capital is based on the Company's issued share capital of $424,379,910/- divided into 848,759,820 shares of $0.50 each as at 23 August 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 25/08/2004 to the SGX

MASNET No. 33 OF 25.08.2004
Announcement No. 33

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Notice Of Substantial Shareholder's Deemed Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 24/08/2004

2. Name of Deemed Substantial Shareholder: Kwek Holdings Pte Ltd ("KH")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 23/08/2004

2. The change in the percentage level: From 47.467% to 48.528%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Exercise of warrants by Hong Leong Investment Holdings Pte. Ltd. ("HLIH"). KH has deemed interest in the shares held by HLIH by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions arising from the allotment of ordinary shares of $0.50 each ("Shares") in City Developments Limited (the "Company") following the exercise of warrants by HLIH as set out below:

Date of exercise	No. of warrants exercised
09/07/2004	3,000,000
29/07/2004	3,000,000
23/08/2004	3,000,000

PART IV

1. Holdings of <u>Deemed Substantial Shareholders</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		402,885,382
As a percentage of issued share capital:		47.467
No. of shares held after the change:		411,885,382
As a percentage of issued share capital:		48.528

Note :
% of issued share capital is based on the Company's issued share capital of $424,379,910/- divided into 848,759,820 shares of $0.50 each as at 23 August 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 25/08/2004 to the SGX

MASNET No. 37 OF 25.08.2004
Announcement No. 37

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Notice Of Substantial Shareholder's Deemed Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 24/08/2004

2. Name of Deemed Substantial Shareholder: Davos Investment Holdings Private Limited ("Davos")

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	
No. of shares which are the subject of this notice: As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: As a percentage of issued share capital:	

PART III

1. Date of change of deemed interest: 23/08/2004

2. The change in the percentage level: From 47.467% to 48.528%

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details:	Exercise of warrants by Hong Leong Investment Holdings Pte. Ltd. ("HLIH"). Davos has deemed interest in the shares held HLIH by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions arising from the allotment of ordinary shares of $0.50 each ("Shares") in City Developments Limited (the "Company") following the exercise of warrants by HLIH as set out below:

Date of exercise	No. of warrants exercised
09/07/2004	3,000,000
29/07/2004	3,000,000
23/08/2004	3,000,000

PART IV

1. Holdings of <u>Deemed Substantial Shareholders</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		402,885,382
As a percentage of issued share capital:		47.467
No. of shares held after the change:		411,885,382
As a percentage of issued share capital:		48.528

Note :
% of issued share capital is based on the Company's issued share capital of $424,379,910/- divided into 848,759,820 shares of $0.50 each as at 23 August 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 25/08/2004 to the SGX